Exhibit 99.1

Scotiabank Announces Closing of Common Share Offering

/NOT FOR DISSEMINATION OR DISTRIBUTION IN THE UNITED STATES/

TORONTO, June 8, 2018 /CNW/ - Scotiabank today announced that it has completed its previously announced public offering of 22,655,000 common shares, at a price of $76.15 per common share, for gross proceeds of $1,725,178,250.  The offering was underwritten by a syndicate of underwriters led by Scotia Capital Inc. on a bought deal basis.  The common shares issued include 2,955,000 shares purchased by the underwriters pursuant to the over-allotment option exercised in full by the underwriters.

The common shares issued are listed on the Toronto Stock Exchange and the New York Stock Exchange.

The common shares have not been and will not be registered under the United States Securities Act of 1933, as amended, or under any state securities laws, and may not be offered, sold, directly or indirectly, or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States or in any other jurisdiction where such offer is unlawful.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, Europe and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of over $926 billion (as at April 30, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

SOURCE Scotiabank

View original content: http://www.newswire.ca/en/releases/archive/June2018/08/c8021.html

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For further information: Please contact Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, adam.borgatti@scotiabank.com; For media enquiries only: Heather Armstrong, Global Communications, (416) 933-3250, heather.armstrong@scotiabank.com

CO: Scotiabank

CNW 09:00e 08-JUN-18